SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

297659-10-4 (CUSIP NUMBER)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 297659-10-4	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION* U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 951,618 6 SHARED VOTING POWER 105,466 7 SOLE DISPOSITIVE POWER 951,618 8 SHARED DISPOSITIVE POWER 105,466

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,084
10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

43,720 shares held by foundation and 992,347 shares owned by adult sons (including shares as to which the adult sons have shared dispositive and voting power)

☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1	(a)

Name of Issuer:

NEWMARKET CORPORATION

On May 27, 2004, the shareholders of Ethyl Corporation (“Ethyl”) approved an Agreement and Plan of Merger, dated as of March 5, 2004 (the “Merger Agreement”), by and among Ethyl, NewMarket Corporation, a wholly owned subsidiary of Ethyl (the “Issuer”), and Ethyl Merger Sub, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which Merger Sub was merged with and into Ethyl (the “Merger”) for the purpose of establishing the Issuer as the parent corporation of Ethyl (the “Holding Company Formation”). The Holding Company Formation was effective on June 18, 2004. As part of the Merger Agreement, each outstanding share of Ethyl common stock, $1.00 par value per share, was automatically converted into one share of NewMarket common stock, no par value per share (“Common Stock”). The Issuer’s Common Stock was registered pursuant to Section 12(b) of the Securities Act of 1934, as amended (the “Exchange Act”), and, pursuant to Rule 12g-3, the Issuer is deemed to be the successor issuer to Ethyl for purposes of filings under Section 13(d) of the Exchange Act.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 330 South Fourth Street, Richmond, Virginia 23219

Item 2	(a)	Name of Persons Filing: Floyd D. Gottwald, Jr.

Item 2	(b)	Address of Principal Business Office or, if None, Residence: 330 South Fourth Street, Richmond, Virginia 23219

Item 2	(c)	Citizenship: U.S.

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 297659-10-4

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c): Not applicable

Page 3 of 5 Pages

Item 4	Ownership:

	(a)	Amount Beneficially Owned*

1,100,804 shares

	(b)	Percent of Class:

6.48%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote -

951,618

(ii) shared power to vote or to direct the vote -

149,186 (1)

(iii) sole power to dispose of or to direct the disposition of -

951,618

(iv) shared power to dispose of or to direct the disposition of -

149,186 (1)

*	This amount does not include an aggregate of 992,347 (5.84%) shares of the Issuer’s Common Stock, beneficially owned by the adult sons of Floyd D. Gottwald, Jr. Floyd D. Gottwald, Jr. and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13G shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Floyd D. Gottwald, Jr. is the beneficial owner of 43,720 shares described in Items 4(c)(ii) and (iv). See Item 6 below. The share amounts reported in this Schedule 13G reflect the 1 for 5 reverse stock split effected on July 1, 2002.

(1)	This amount includes 43,720 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. serves as one of the directors. Floyd D. Gottwald, Jr. disclaims any beneficial interest in any shares held in the foundation. This amount also includes shares held in certain trust relationships as to which Floyd D. Gottwald, Jr. disclaims beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 105,466 of the shares described in Items 4(c)(ii) and (iv). However, none of such persons’ individual interest relates to more than five percent of the class of securities for which this statement on Schedule 13G is filed.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8	Identification and Classification of Members of the Group: Not applicable

Item 9	Notice of Dissolution of Group: Not applicable

Item 10	Certifications: Not applicable

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated: February 14, 2005

/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

Page 5 of 5 Pages